Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 8 DATED JANUARY 16, 2026
TO THE PROSPECTUS DATED JULY 2, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 2, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of February 1, 2026;
•to disclose the calculation of our December 31, 2025 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to disclose an update to our Prospectus.
Investment Portfolio Updates
As of December 31, 2025, our portfolio, based on the NAV of our investments, consisted of 81% real estate properties and 19% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of December 31, 2025, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (47%), net lease (21%), logistics (15%), single-family rental (10%), student housing (5%), and office (2%).

February 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class S	$10.2656
Class I	$10.3778
Class D	$10.4720
Class T	$10.4557
The February 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
December 31, 2025 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2025 ($ and shares/units in thousands):

Components of NAV	December 31, 2025
Investments in real estate	$1,826,825
Investments in real estate-related loans and securities	101,318
Investments in unconsolidated entities(1)	167,788
Cash and cash equivalents	35,147
Restricted cash	11,298
Other assets	98,833
Debt obligations	(1,095,857)
Accrued stockholder servicing fees(2)	(199)
Management fee payable	(1,088)
Distribution payable	(5,641)
Subscriptions received in advance	(370)
Other liabilities	(46,623)
Non-controlling interests in consolidated entities	(118,116)
Net asset value	$973,315
Number of shares/units outstanding	94,246

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of December 31, 2025, our allocable share of the gross real estate asset value held by such entities was $414.3 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of December 31, 2025, we had accrued under GAAP approximately $12.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$256,451	$595,623	$1,029	$213	$61,960	$40,931	$16,147	$961	$973,315
Number of shares/units outstanding	24,982	57,394	98	20	6,156	3,948	1,556	92	94,246
NAV per share/unit as of December 31, 2025	$10.2656	$10.3778	$10.4720	$10.4557	$10.0657	$10.3687	$10.3778	$10.3687

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2025 valuations, based on property types. In the event that we own more than one office investment in the portfolio, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.2%	5.8%
Single-Family Rental	7.1%	5.4%
Net Lease	6.9%	5.4%
Logistics	9.5%	6.2%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.1%	1.9%	1.8%
(weighted average)	0.25% Increase	(1.9)%	(1.1)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.9%	2.9%	2.7%
(weighted average)	0.25% Increase	(2.4)%	(3.4)%	(2.6)%	(2.4)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2025 ($ and shares/units in thousands):

Components of NAV	November 30, 2025
Investments in real estate	$1,828,264
Investments in real estate-related loans and securities	86,665
Investments in unconsolidated entities(1)	163,391
Cash and cash equivalents	25,143
Restricted cash	13,105
Other assets	104,772
Debt obligations	(1,095,617)
Accrued stockholder servicing fees(2)	(194)
Management fee payable	(1,072)
Distribution payable	(5,557)
Subscriptions received in advance	(1,610)
Other liabilities	(40,387)
Non-controlling interests in consolidated entities	(96,889)
Net asset value	$980,014
Number of shares/units outstanding	94,410

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of November 30, 2025, our allocable share of the gross real estate asset value held by such entities was $408.8 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2025, we had accrued under GAAP approximately $13.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$258,580	$599,386	$1,050	$160	$63,495	$40,155	$16,230	$958	$980,014
Number of shares/units outstanding	25,058	57,462	100	15	6,274	3,853	1,556	92	94,410
NAV Per Share/Unit as of November 30, 2025	$10.3191	$10.4310	$10.5254	$10.4997	$10.1201	$10.4210	$10.4310	$10.4210

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 515,520 shares of our common stock in the primary offering for total proceeds of $5,368,340 and (ii) 494,161 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $5,143,949. We intend to continue selling shares in the Offering on a monthly basis.

Prospectus Updates
Effective January 5, 2026, our dealer manager for the Offering, Brookfield Oaktree Wealth Solutions LLC, changed its name to Brookfield Private Wealth LLC. All references throughout the Prospectus to “Brookfield Oaktree Wealth Solutions LLC” are hereby replaced with “Brookfield Private Wealth LLC.”